UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-16485

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KRISPY KREME DOUGHNUT CORPORATION RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KRISPY KREME DOUGHNUTS, INC.
370 KNOLLWOOD STREET, SUITE 500
WINSTON-SALEM, NC 27103

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Index
December 31, 2006 and 2005

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Plan Benefits
December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2006 and 2005	3

Notes to Financial Statements	4-9

Supplemental Schedule*

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006	10

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Krispy Kreme Doughnut Corporation
Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Krispy Kreme Doughnut Corporation Retirement Savings Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As more fully described in Note 1 to the financial statements, contributions to the Employer Stock Fund were suspended effective November 2005. In addition, the Company merged the Krispy Kreme Profit-Sharing Stock Ownership Plan into the Plan effective June 1, 2007, as described in Note 6.

/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina
June 29, 2007

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2006 and 2005

	2006	2005
Assets
Cash and cash equivalents	$26,136	$90,089
Investments, at fair value (Note 3)	24,462,718	21,375,209
Contributions receivable
Employer	9,717	8,938
Employee	24,793	22,429
	34,510	31,367
Total assets, at fair value	24,523,364	21,496,665

Liabilities
Excess contributions due to participants	78,573	140,440
Net assets, at fair value	24,444,791	21,356,225

Adjustment from fair value to contract value for
interest in collective trust relating to fully
benefit-responsive investment contracts (Note 2)	84,383	87,543
Net assets available for plan benefits	$24,529,174	$21,443,768

The accompanying notes are an integral part of these financial statements.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Contributions
Employer	$905,723	$787,765
Employee	2,189,900	2,077,833
Rollovers	179,096	21,136
	3,274,719	2,886,734
Investment income
Interest and dividends	1,017,377	1,019,387
Net appreciation (depreciation) in fair value of investments	1,357,951	(810,702)
	2,375,328	208,685
Total additions	5,650,047	3,095,419
Deductions from net assets attributed to:
Benefits paid to participants	2,509,558	4,338,109
Administrative expenses	55,083	62,153
Total deductions	2,564,641	4,400,262
Net increase (decrease) in net assets	3,085,406	(1,304,843)
Net assets available for plan benefits:
Beginning of year	21,443,768	22,748,611
End of year	$24,529,174	$21,443,768

The accompanying notes are an integral part of these financial statements.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

1.

Description of the Plan

The following description of the Krispy Kreme Doughnut Corporation (the “Company”) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan established under section 401(k) of the Internal Revenue Code (“IRC”) which allows voluntary contributions by participants. The Plan is available to employees of the Company who have met certain age and service requirements. The Plan administrator and management of the Company believe that the Plan conforms with the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee
Branch Banking and Trust Company (the “Trustee”) is trustee and recordkeeper of the Plan.

Administration
The Plan administrator is the Company.

Retirement
The normal retirement date is the day on which a participant attains the age of 65.

Contributions
Participants may make pretax salary reduction contributions to the Plan through payroll deductions not to exceed 100% of their eligible compensation, which consists of annual base salary plus the amount of any bonus or incentive award, up to the annual Internal Revenue Service (“IRS”) dollar limits. Participants may also make salary reduction contributions of up to 15% of their eligible compensation on an after-tax basis. The total amount of pretax and after-tax salary reduction contributions may not exceed 100% of eligible compensation. The Company matches 50% of the first 6% of compensation each participant contributes to the Plan.

During 2006 and 2005, the Plan was in violation of certain IRS discrimination tests. The aggregate amount of excess contributions of $78,573 and $140,440 for the years ended December 31, 2006 and 2005, respectively, was recorded as excess contributions due to participants and was refunded to the participants in 2007 and 2006, respectively.

Participant Accounts
Participant accounts are maintained by the Trustee. Each participant’s retirement savings account includes the participant’s contribution, the Company’s matching contribution with respect to such participant and the investment earnings and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting
Participants are immediately vested in the voluntary and Company contributions, plus any investment earnings (losses) thereon.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

Withdrawals
Participants are entitled to withdraw all or a portion of their vested account balances upon attainment of age 59-1/2, or any time thereafter. Participants may withdraw vested benefits prior to age 59-1/2 subject to IRC penalties and only in the event of extreme economic hardship or termination of employment.

Participant Loans
A participant may borrow any amount from $1,000 to $50,000 provided the loan does not exceed one-half of the participant’s vested account balance. Each loan will bear interest at a rate not to exceed the prime interest rate plus one percent in effect on the date the loan is approved. There were $1,520,697 and $1,468,338 of loans receivable from participants at December 31, 2006 and 2005, respectively. Participant loans are due January 2007 through January 2012 with interest rates ranging from 4.00% to 8.25%.

Termination of the Plan
The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan subject to the provisions of ERISA. In the event of a termination, the amount allocable to each participant shall be paid in accordance with the provisions of the Plan.

Investment Options
A participant may direct employee and employer contributions to any of the investment options, including Company stock, as offered by the Plan. Effective November 2005, contributions to the Employer Stock Fund were suspended.

2.

Summary of Significant Accounting Policies

Basis of Accounting
The Plan prepares its financial statements on the accrual basis of accounting which recognizes investment income when earned and expenses when incurred.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment in the collective trust, as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Cash and Cash Equivalents
The Plan considers cash on hand, deposits in banks and all highly liquid debt instruments with a maturity of three months or less at date of acquisition to be cash and cash equivalents.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

Valuation of Investments
The Plan’s investments are stated at fair value. Mutual funds are valued at the net asset value of the shares which are determined by quoted market prices. The value of the Krispy Kreme Doughnuts, Inc. common stock (“KKDI Stock”) is determined by quoted market prices. Participant loans receivable are valued at cost which approximates fair value. Dividends and interest income are reinvested in the applicable funds. The Plan’s interest in a collective trust (the Federated Capital Preservation Fund) is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end.

In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in fair value of investments for the year is reflected in the statement of changes in net assets available for plan benefits and includes both realized gains or losses and unrealized appreciation (depreciation) on those investments.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of net assets available for plan benefits and the reported amount of changes in net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Expenses of the Plan
Fees paid to the Trustee in connection with the administration of the Plan are paid from the Plan’s assets. All other administrative costs associated with the Plan are paid by the Company.

Payment of Benefits
Benefits are recorded when paid.

Risk and Uncertainties
The Plan has underlying investments that are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurement” (“FAS 157”). FAS 157 defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007. We are evaluating the impact of the adoption of FAS 157 on our financial statements.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

3.	Investments

The Plan’s investments are held by the Trustee. The following table summarizes Plan investments individually representing 5% or more of the Plan’s net assets at one or both year ends:

	2006	2005
Federated Capital Preservation Fund	$8,791,062	$7,953,096
Vanguard 500 Index Fund	1,788,287	1,493,426
Oakmark Equity and Income Fund	1,346,383	1,085,475
BB&T Intermediate U.S. Government Bond Fund	1,339,046	1,526,251
AIM Constellation Fund	1,314,545	1,421,834
Oppenheimer Main Street Small Cap Fund	1,277,803	976,044
Royce Total Return Fund	974,777	1,294,478

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	2006	2005
Mutual funds	$871,843	$71,906
Krispy Kreme Doughnuts, Inc. common stock	486,108	(882,608)
Total net appreciation (depreciation) in fair value of investments	$1,357,951	$(810,702)

4.	Related Party Transactions

Transactions involving the Trustee qualify as party-in-interest transactions. The Trustee receives certain fees associated with the administration of the Plan. Fees paid directly by the Plan to the Trustee for management services and administration of the Plan totaled $55,083 and $62,153 for the years ended December 31, 2006 and 2005, respectively.

Additionally, the Trustee receives fees for managing certain funds in which the Plan invests and a portion of the fees paid to the managers of certain of the funds in which the Plan invests that are not managed by the Trustee. These investment management fees are reflected in the return earned on each fund.

The Employer Stock Fund allows employees to invest in KKDI Stock. These transactions qualify as party-in-interest transactions. The Plan held 77,790 and 94,124 shares of KKDI Stock at December 31, 2006 and 2005, respectively. The stock price was $11.10 and $5.74 per share at December 31, 2006 and 2005, respectively. During the Plan year ended December 31, 2006, 16,334 shares of KKDI Stock were sold by the Plan; no shares were purchased during the year as contributions to the Employer Stock Fund were suspended in November 2005. Effective April 15, 2005, the Company appointed U.S. Trust, N.A. as investment manager for the Employer Stock Fund.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

5.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2006 and 2005. No reconciliation was necessary as of December 31, 2005.
2006
Net assets available for plan benefits per the financial statements	$24,529,174
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	(84,383)
Net assets available for plan benefits per the Form 5500	$24,444,791

The following is a reconciliation of investment income per the financial statements at December 31, 2006 to Form 5500.
2006
Total investment income per the financial statements	$2,375,328
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	(84,383)
Total investment income per the Form 5500	$2,290,945

6.	Tax Status of the Plan

The IRS has determined and informed the Company by a letter dated May 20, 1996, that the Plan and related trust were designed in accordance with the applicable sections of the IRC. The Plan has been amended since the date of the determination letter. The Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

The Plan is also subject to rules and regulations promulgated by the Department of Labor (“DOL”) and the IRS. Failure to comply with the provisions of ERISA or the rules and regulations of the DOL and IRS could result in penalties to the Plan and for its sponsor.

7.	Settlement of Litigation

On March 16, 2005, the Company was served with a purported class action lawsuit filed in the United States District Court for the Middle District of North Carolina that asserted claims for breach of fiduciary duty under ERISA against the Company and certain of its current and former officers and employees. Plaintiffs purported to represent a class of persons who were participants in or beneficiaries of the Plan or the Company’s Profit Sharing Stock Ownership Plan (the “KSOP”) between January 1, 2003 and the date of filing and whose accounts included investments in the Company’s common stock. Plaintiffs contended that defendants failed to manage prudently and loyally the assets of the plans by continuing to offer the Company’s common stock as an investment option and to hold large percentages of the plans’ assets in the Company’s common stock; failed to provide complete and accurate information about the risks of the Company’s common stock; failed to monitor the performance of fiduciary appointees; and breached duties and responsibilities as co-fiduciaries. On May 15, 2006, the Company announced that a proposed settlement had been reached with respect to this matter and the United States District Court entered a final order approving the settlement on January 10, 2007.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

The Company and the individual defendants denied any and all wrongdoing and paid no money in the settlement. The settlement included a one-time cash payment made to the settlement class by the Company’s insurer in the amount of $4,750,000. Such amount, after reduction for expenses provided for in the settlement agreement, will be paid to the Plan for allocation to members of the settlement class in the manner set forth in the settlement agreement. The settlement also provides for the merger of the KSOP with and into the Plan, which occurred on June 1, 2007.

SUPPLEMENTAL SCHEDULE

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Schedule H, line 4i Schedule of Assets (Held at End of Year)
December 31, 2006

	Description of Investment Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,			Current
Lessor or Similar Party	Collateral, Par or Maturity Value	Shares	Cost	value
Federated Capital Preservation Fund	Collective Investment Fund	887,545	**	$8,791,062
Vanguard 500 Index Fund	Mutual Fund	13,694	**	1,788,287
Oakmark Equity and Income Fund	Mutual Fund	52,024	**	1,346,383
BB&T Intermediate U.S. Government Bond Fund *	Mutual Fund	134,985	**	1,339,046
AIM Constellation Fund	Mutual Fund	50,135	**	1,314,545
Oppenheimer Main Street Small Cap Fund	Mutual Fund	57,793	**	1,277,803
BB&T Mid Cap Value Fund *	Mutual Fund	73,488	**	1,025,895
AIM International Growth Fund	Mutual Fund	34,312	**	1,020,775
Fidelity Advisor Mid Cap Fund	Mutual Fund	40,475	**	1,008,625
Royce Total Return Fund	Mutual Fund	70,893	**	974,777
Krispy Kreme Doughnuts, Inc.*	Common Stock	77,790	**	863,469
T. Rowe Price Mid Cap Value Fund	Mutual Fund	29,178	**	741,698
MFS Value Fund	Mutual Fund	25,976	**	695,370
MFS Total Return Fund	Mutual Fund	19,881	**	321,682
American Funds Growth Fund of America	Mutual Fund	9,813	**	320,506
Vanguard Intermediate Term Treasury Fund	Mutual Fund	10,418	**	112,098
Participant Loans	Participant Loans Due January 2007 -
	January 2012 (4.0% -8.25%)			1,520,697
				$24,462,718

*    Party in interest.
** Cost has been omitted as investment is participant directed.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Krispy Kreme Doughnut Corporation
Retirement Savings Plan

Date: June 29, 2007	/s/ Douglas R. Muir
Douglas R. Muir
Member of the Retirement
Savings Plan Committee

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No.333-38250) of Krispy Kreme Doughnuts, Inc. of our report dated June 29, 2007 relating to the financial statements of Krispy Kreme Doughnuts Corporation Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Charlotte, North Carolina
June 29, 2007